Zeo Energy Corp.

7625 Little Rd, Suite 200A

New Port Richey, FL 34654

May 23, 2024

VIA EDGAR

Attention:	Patrick Fullem
Geoffrey Kruczek

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Re:	Zeo Energy Corp.
Registration Statement on Form S-1
Filed April 17, 2024
File No. 333-278769

Dear Messrs. Fullem and Kruczek:

This letter sets forth the responses of Zeo Energy Corp., a Delaware corporation (the “Company”), to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated May 8, 2024, with respect to the Company’s Registration Statement on Form S-1, initially filed with the Commission on April 17, 2024 (the “Registration Statement”).

We have revised the Registration Statement in response to the Staff’s comments and, concurrently with the delivery of this letter, filed with the Commission a revised Registration Statement (“Amendment No. 1”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in Amendment No. 1. For your convenience, each of the Staff’s comments is reprinted in bold, italicized text below, followed by the Company’s responses thereto.

Registration Statement on Form S-1

Cover Page

1.	We note that you are registering 500,000 shares of your common stock issued to Sun Managers, LLC. Disclose the price that the selling securityholders paid for such shares of common stock.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and throughout Amendment No. 1 to reflect that Sun Managers, LLC received the 500,000 shares at an equity consideration value of $10.00 per share.

2.	In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A common stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 86 of Amendment No. 1 to address any changes in the Company’s liquidity position since the business combination, and the effect of this offering on the company’s ability to raise additional capital.

We respectfully request the Staff’s assistance in completing the review of Amendment No. 1 as soon as possible. Should you have any questions relating to any of the foregoing, please contact our counsel, Adam Berkaw, Esq. by telephone at (212) 370-1300.

Sincerely,

Zeo Energy Corp.

/s/ Timothy Bridgewater
Name:	Timothy Bridgewater
Title:	Chief Executive Officer and Chief Financial Officer